File No. 333-232722
                                                                    CIK #1767169

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6


   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: INVESCO UNIT TRUSTS, SERIES 1997

     B.   Name of Depositor: INVESCO CAPITAL MARKETS, INC.

     C.   Complete address of Depositor's principal executive offices:

                               11 Greenway Plaza
                           Houston, Texas 77046-1173

     D.   Name and complete address of agents for service:

MORGAN, LEWIS & BOCKIUS LLP                  INVESCO CAPITAL MARKETS, INC.
Attention: Thomas S. Harman, Esq.            Attention: John M. Zerr, Esq.
1111 Pennsylvania Avenue NW                  11 Greenway Plaza
Washington, DC 20004                         Houston, Texas 77046-1173


     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:

 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

   / X / Check box if it is proposed that this filing will become effective immediately upon filing on September 12, 2019, pursuant to Rule 487.



Global Water Portfolio 2019-3
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   The unit investment trust named above (the "Portfolio"), is included in Invesco Unit Trusts, Series 1997. The Portfolio seeks capital appreciation by investing in a portfolio of stocks derived from the S-Network Water Index[SM]. Of course, we cannot guarantee that the Portfolio will achieve its objective.









                               September 12, 2019


      You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------
 The Securities and Exchange Commission has not approved or disapproved of the
       Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.


INVESCO


Global Water Portfolio

   Investment Objective. The Portfolio seeks capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of 25 stocks derived from the S-Network Water Index[SM] (the "Water Index"). The Water Index is a diversified composite index of 60 stocks active in the global water sector, comprised of (1) 30 water utilities included in the S-Network Water Works[SM] sub-index ("Water Works") and (2) 30 companies that provide water technology and water infrastructure products and services included in the S-Network Water Tech[SM] sub-index ("Water Tech"). The Portfolio will consist of 15 Water Tech stocks and 10 Water Works stocks. Invesco Capital Markets, Inc., the Sponsor, selects the stocks for the Portfolio from among the Water Index component list as most recently made available to the Sponsor prior to the Initial Date of Deposit.

   The Water Index, and the Water Works and Water Tech sub-indexes (collectively the "S-Network Water Indexes") are compiled by S-Network Global Indexes LLC ("SNGI"), a publisher of global thematic indexes used by major financial institutions worldwide. SNGI covers a comprehensive universe of approximately 150 water stocks from around the world for inclusion in the S-Network Water Indexes, reflecting the different factors driving the ongoing development of the water industry, including important development initiatives in key emerging markets. The water industry is defined and measured in various ways, but essentially comprises the businesses of managing water supply and treating wastewater for various types of end users -- residential, industrial, commercial, or agricultural. The Water Index includes only those companies that are significant participants in the global water industry. To be included in the Water Index, a company must generate at least 25% of its revenues from water-related activities. Companies included in the Water Index must meet eligibility criteria for primary exchange listing, minimum market capitalization, minimum free float and minimum average daily trading volume.

   The construction of the Global Water Portfolio is rules-based and the following criteria are applied: (1) Water Index companies are ranked according to market capitalization and according to average daily trading volume; (2) the two rankings are then averaged and the 10 Water Works companies with the highest average rankings and the 15 Water Tech companies with the highest average rankings are selected for the Portfolio; and (3) adjustments to the resulting portfolio are then made to eliminate any company that poses significant observable risk and to assure a geographic dispersion similar to the Water Index.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o Stocks of foreign companies in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

     o The Portfolio is concentrated in securities issued by companies in both the water utilities and infrastructure sector and the industrials sector. Negative developments in either of these sectors will affect the value of your investment more than would be the case in a more diversified investment.

     o The Portfolio invests in stocks of smaller capitalization companies. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Smaller capitalization companies may have limited products or financial resources, management inexperience and less publicly available information.

     o The Portfolio does not replicate all of the components of the Water Index or its component weightings and the stocks in the Portfolio will not change if the index components, or their weightings within the index, change. The performance of the Portfolio will not correspond with the Water Index for this reason and because the Portfolio incurs a sales charge and expenses. The Portfolio is not intended to replicate the performance of the index.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                       As a % of
                                        Public     Amount
                                       Offering    Per 100
Sales Charge                             Price      Units
                                       ---------  ---------
Initial sales charge                     0.000%    $ 0.000
Deferred sales charge                    2.250      22.500
Creation and development fee             0.500       5.000
                                       ---------  ---------
Maximum sales charge                     2.750%    $27.500
                                       =========  =========

                                        As a %     Amount
                                        of Net     Per 100
                                        Assets      Units
                                       ---------  ---------

Estimated Organization Costs             0.673%     $6.500
                                       =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses     0.502%     $4.853
Supervisory, bookkeeping
  and administrative fees                0.057       0.550
                                       ---------  ---------
Total                                    0.559%     $5.403*
                                       =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust approximately every two years subject to a sales charge of 2.75%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year        $     394
3 years             863
5 years           1,357
10 years          2,494


-------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 2.75% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 2.75% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.225 per Unit and accrues daily from April 10, 2020 through September 9, 2020. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the end of the initial offering period which is anticipated to be six months following the Initial Date of Deposit. For more detail, see "Public Offering Price - General."


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                             Essential Information

Unit Price at Initial Date of Deposit                         $10.0000


Initial Date of Deposit                             September 12, 2019

Mandatory Termination Date                           September 9, 2021

Historical Annual Distributions1,2                   $0.13466 per Unit

Record Dates2                                10th day of each January,
                                               April, July and October

Distribution Dates2                          25th day of each January,
                                               April, July and October

CUSIP Numbers                                        Cash -- 46144J421
                                                 Reinvest -- 46144J439
                                           Fee Based Cash -- 46144J447
                                       Fee Based Reinvest -- 46144J454

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1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from this per Unit amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders -- Historical and Estimated Distributions."


2 The Trustee will make distributions of income and capital on each Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distributions equals at least $0.01 per Unit. Undistributed income and capital will be distributed on the next Distribution Date in which the total cash held for distribution equals at least $0.01 per Unit. Based on the foregoing, it is currently estimated that the initial distribution will occur in January 2020.



Global Water Portfolio 2019-3
Portfolio
----------------------------------------------------------------------------------------------------
                                                                                       Cost of
Number                                                                 Market Value    Securities to
of Shares     Name of Issuer (1)                                       per Share (2)   Portfolio (2)
----------------------------------------------------------------------------------------------------
              Brazil - 4.12%
       1,730   Cia de Saneamento Basico do Estado de Sao Paulo - ADR       $ 12.5500    $  21,711.50
              France - 7.78%
       1,355   Suez                                                          15.2308       20,637.67
         856   Veolia Environnement S.A.                                     23.7367       20,318.63
              Hong Kong - 8.00%
      38,000   Beijing Enterprises Water Group, Ltd.                          0.5608       21,309.18
      10,000   Guangdong Investment, Ltd.                                     2.0803       20,803.37
              Italy - 3.92%
       5,344   Hera S.p.A.                                                    3.8663       20,661.38
              Japan - 8.01%
         800   EBARA Corporation                                             25.5291       20,423.32
         800   Kurita Water Industries, Ltd.                                 27.2285       21,782.83
              Netherlands - 4.07%
         519   Aalberts N.V.                                                 41.3001       21,434.74
              Switzerland - 4.03%
          44   Geberit AG                                                   482.7148       21,239.45
              United Kingdom - 11.97%
         547   Pentair plc                                                   38.0900       20,835.23
         843   Severn Trent plc                                              25.0011       21,075.90
       2,192   United Utilities Group plc                                     9.6379       21,126.33
              United States - 48.10%
         233   American States Water Company                                 90.0700       20,986.31
         172   American Water Works Company, Inc.                           121.2500       20,855.00
         483   Aqua America, Inc.                                            43.2000       20,865.60
         378   Badger Meter, Inc.                                            55.9000       21,130.20
         431   Franklin Electric Company, Inc.                               49.8100       21,468.11
         544   HD Supply Holdings, Inc.                                      39.3500       21,406.40
         124   IDEX Corporation                                             167.6800       20,792.32
         284   Itron, Inc.                                                   74.0500       21,030.20
       1,934   Mueller Water Products, Inc. - CL A                           10.9800       21,235.32
         256   Tetra Tech, Inc.                                              82.3200       21,073.92
         220   Watts Water Technologies, Inc. - CL A                         97.2900       21,403.80
         266   Xylem, Inc.                                                   79.2900       21,091.14
------------                                                                            ------------
      68,355                                                                            $ 526,697.85
============                                                                            ============


See "Notes to Portfolio".

Notes to Portfolio


(1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on September 11, 2019 and have a settlement date of September 13, 2019 (see "The Portfolio").


(2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, the Portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                              Profit
                        Cost to              (Loss) To
                        Sponsor               Sponsor
                     -------------         -------------

                     $     527,058         $       (360)


            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


   To the Sponsor and Unitholders of Invesco Unit Trusts, Series 1997:

   Opinion on the Financial Statements

   We have audited the accompanying statement of condition (including the related portfolio schedule) of Global Water Portfolio 2019-3 (included in Invesco Unit Trusts, Series 1997 (the "Trust")) as of September 12, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of September 12, 2019, in conformity with accounting principles generally accepted in the United States of America.

   Basis for Opinion

   These financial statements are the responsibility of Invesco Capital Markets, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

   We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

   Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of condition as of September 12, 2019 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audit provides a reasonable basis for our opinion.

                                                          /s/ GRANT THORNTON LLP

   We have served as the auditor of one or more of the unit investment trusts, sponsored by Invesco Capital Markets, Inc. and its predecessors, since 1976.

   New York, New York
   September 12, 2019

                             STATEMENT OF CONDITION
                            As of September 12, 2019

INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)                                                          $   526,698
                                                                                              -----------
     Total                                                                                    $   526,698
                                                                                              ===========
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                                                   $     3,424
     Deferred sales charge liability (3)                                                           11,851
     Creation and development fee liability (4)                                                     2,634
Interest of Unitholders--
     Cost to investors (5)                                                                        526,698
Less: deferred sales charge, creation and development fee and organization costs (2)(4)(5)(6)      17,909
                                                                                              -----------
          Net interest to Unitholders (5)                                                         508,789
                                                                                              -----------
     Total                                                                                    $   526,698
                                                                                              ===========
Units outstanding                                                                                  52,670
                                                                                              ===========
Net asset value per Unit                                                                      $     9.660
                                                                                              ===========


--------------
(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by an irrevocable letter of credit which has been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period which is anticipated to be six months following the Initial Date of Deposit, to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of the Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3) Represents the amount of mandatory distributions from the Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by the Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)  Assumes the maximum sales charge.





THE PORTFOLIO
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   The Portfolio was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Invesco Capital Markets, Inc., as Sponsor, Invesco Investment Advisers LLC, as Supervisor, and The Bank of New York Mellon, as Trustee.

   The Portfolio offers investors the opportunity to purchase Units representing proportionate interests in a portfolio of securities. The Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolio. Unless otherwise terminated as provided in the Trust Agreement, the Portfolio will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in the "Portfolio" and any additional securities deposited into the Portfolio.

   Additional Units of the Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by the Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit may be decreased. The Sponsor may continue to make additional deposits into the Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolio will pay the associated brokerage or acquisition fees. Due to round lot requirements in certain foreign securities markets and market value fluctuations, your Portfolio may not be able to invest in each Security on any subsequent date of deposit in the same proportion as existed on the Initial Date of Deposit or immediately prior to the subsequent deposit of Securities. This could increase the potential for dilution of investments and variances in anticipated income. In addition, during the initial offering of Units it may not be possible to buy a particular Security due to regulatory or trading restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Portfolio that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

   Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the per Unit amount of historical annual distributions will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed to the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   The Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any contract failure in any of the Securities.

OBJECTIVE AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of the Portfolio is described on page 2. There is no assurance that the Portfolio will achieve its objective.

   "S-Network Water Index[SM]," "S-Network Water Tech Index[SM]," "S-Network Water Works Index[SM]" (collectively the "S-Network Water Indexes") and "S-Network Global Indexes[SM], LLC" are service marks of S-Network Global Indexes, LLC ("SNGI") and have been licensed for use. The Portfolio is not sponsored, endorsed, sold or promoted by SNGI. SNGI makes no representation or warranty, express or implied, to the owners of the Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Portfolio particularly or the ability of the S-Network Water Indexes to track the performance of their respective markets. SNGI's only relationship to the Portfolio is the licensing of certain service marks and trade names of SNGI and of the S-Network Water Indexes that is determined, composed and calculated by SNGI without regard to the Portfolio. SNGI has no obligation to take the needs of the Portfolio or the owners of the Portfolio into consideration in determining, composing or calculating the S-Network Water Indexes. SNGI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Portfolio to be issued or in the determination or calculation of the equation by which the Portfolio is to be converted into cash. SNGI has no obligation or liability in connection with the administration, marketing or trading of the Portfolio.

   SNGI DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S-NETWORK WATER INDEXES OR ANY DATA INCLUDED THEREIN AND SNGI SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. SNGI MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE GLOBAL WATER PORTFOLIO, OWNERS OF THE GLOBAL WATER PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S-NETWORK WATER INDEXES OR ANY DATA INCLUDED THEREIN. SNGI MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S-NETWORK WATER INDEXES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL SNGI HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

   The Sponsor does not manage the Portfolio. You should note that the Sponsor applied the selection criteria to the Securities for inclusion in the Portfolio prior to the Initial Date of Deposit. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from the Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in the Portfolio, taken as a whole, which are represented by the Units.

RISK FACTORS
--------------------------------------------------------------------------------

   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

   Market Risk. Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security of the issuer. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund.

   Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay dividends on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time. If dividends received by the Portfolio are insufficient to cover expenses, redemptions or other Portfolio costs, it may be necessary for the Portfolio to sell Securities to cover such expenses, redemptions or other costs. Any such sales may result in capital gains or losses to you. See "Taxation".

   Index Correlation. The Portfolio will consist of stocks from the S-Network Water Indexes. The Portfolio does not seek to replicate all of the components of the S-Network Water Indexes or its component weightings and the stocks in the Portfolio will not change if the index components, or their weightings within the index, change. Additionally, the components of the S-Network Water Indexes as of the Initial Date of Deposit may vary from the components of the S-Network Water Indexes considered for selection in the Portfolio. The performance of the Portfolio will not correspond with the index for this reason and because the Portfolio incurs a sales charge and expenses.

   Foreign Stocks. Because the Portfolio invests significantly in foreign stocks, the Portfolio involves additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments or exchange of securities, foreign currency fluctuations or restriction on exchange or repatriation of currencies.

   The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for the Portfolio to vote proxies, exercise investor rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries, and securities and currency markets, and the value of the Portfolio's investments, in non-U.S. countries. No one can predict the impact that these factors could have on the Portfolio's securities.

   Certain stocks may be held in the form of American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs"), or other similar receipts. ADRs and GDRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in the Portfolio, if any, trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission ("SEC"). GDRs are receipts, issued by foreign banks or trust companies, or foreign branches of U.S. banks, that represent an interest in shares of either a foreign or U.S. corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs and GDRs generally involve the same types of risks as foreign common stock held directly. Some ADRs and GDRs may experience less liquidity than the underlying common stocks traded in their home market. The Portfolio may invest in sponsored or unsponsored ADRs. Unlike a sponsored ADR where the depositary has an exclusive relationship with the foreign issuer, an unsponsored ADR may be created by a depositary institution independently and without the cooperation of the foreign issuer. Consequently, information concerning the foreign issuer may be less current or reliable for an unsponsored ADR and the price of an unsponsored ADR may be more volatile than if it was a sponsored ADR. Depositaries of unsponsored ADRs are not required to distribute shareholder communications received from the foreign issuer or to pass through voting rights to its holders. The holders of unsponsored ADRs generally bear all the costs associated with establishing the unsponsored ADR, whereas the foreign issuers typically bear certain costs in a sponsored ADR.

   The purchase and sale of the foreign securities may occur in foreign securities markets. Certain of the factors stated above may make it impossible to buy or sell them in a timely manner or may adversely affect the value received on a sale of securities. Custody of certain of the securities in the Portfolio may be maintained by a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee. In addition, round lot trading requirements exist in certain foreign securities markets. These round lot trading requirements could cause the proportional composition and diversification of the Portfolio's securities to vary when the Portfolio purchases additional securities or sells securities to satisfy expenses or Unit redemptions. This could have a material impact on investment performance and portfolio composition. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign securities markets, currency markets, trading systems and brokers may be less than in the U.S. The procedures and rules governing foreign transactions and custody (holding of the Portfolio's assets) also may involve delays in payment, delivery or recovery of money or investments.

   Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies. Thus, there may be less information publicly available about foreign companies than about most U.S. companies.

   Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Portfolio may at times be unable to sell foreign securities in a timely manner or at favorable prices.

   Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these securities and dividends will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. To determine the value of foreign securities or their dividends, the Trustee will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Trustee may not reflect the amount the Portfolio would receive in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar decreases in value relative to the value of the currencies in which the Securities trade.


   Asia. Your Portfolio invests significantly in stocks issued by companies located in Asian countries. Many Asian countries can be characterized as either emerging or newly industrialized economies and tend to experience more volatile economic cycles than developed countries. Asian economies are also frequently subject to the risks of undeveloped financial service sectors, high inflation, frequent currency fluctuations, devaluations, or restrictions, political and social instability, corruption, and less efficient markets. Economies of Asian countries may also be heavily dependent on international trade and can be adversely affected by trade barriers, exchange controls and other measures imposed or negotiated by the countries with which they trade.


   Certain Asian countries have democracies with relatively short histories, which may increase the risk of political instability. These countries have faced political and military unrest, and further unrest could present a risk to their local economies and securities markets. Increased political and social unrest could adversely affect the performance of investments in this region. Some economies in this region are dependent on a range of commodities, including oil, natural gas and coal. Accordingly, they are strongly affected by international commodity prices and particularly vulnerable to any weakening in global demand for these products. The market for securities in this region may also be directly influenced by the flow of international capital, and by the economic and market conditions of neighboring countries. Adverse economic conditions or developments in neighboring countries may increase investors' perception of the risk of investing in the region as a whole, which may adversely impact the market value of the securities issued by companies in the region.

   Companies in Asia may be subject to risks such as nationalization or other forms of government interference, and they can also be heavily reliant on only a few industries or commodities. Also, securities of some companies in Asia can be less liquid than U.S. or other foreign securities, potentially making it difficult for the Portfolio to sell such securities at a desirable time and price.

   Any of these factors may have a significant adverse impact on certain issuers in your Portfolio, and ultimately the price of your Units.

   European Issuers. The Portfolio invests significantly in securities issued by European companies. Investments in a single region, even though representing a number of different countries within the region, may be affected by common economic forces and other factors. A significant number of countries in Europe are member states in the ("EU"), and the member states no longer control their own monetary policies by directing independent interest rates for their currencies. In these member states, the authority to direct monetary policies including money supply and official interest rates for the Euro is exercised by the European Central Bank. The European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant impact on the economies of certain European countries and their future economic outlooks. Further, political or economic disruptions in European countries, even in countries in which the Portfolio is not invested, may adversely affect security values and thus the Portfolio's holdings. The risks associated with investing in European securities may be heightened because of risks due to the inexperience of financial intermediaries, the lack of modern technology, the lack of a sufficient capital base to expand business operations and the possibility of permanent or temporary termination of trading and greater spreads between bid and asked prices for securities in those markets.

   There is particular uncertainty regarding the state of the EU following the United Kingdom's ("U.K.") initiation on March 27, 2017, of the process to exit from the EU ("Brexit"). Brexit marks the first time that a significant member of the EU has left and there is no detailed mechanism in the treaties establishing the EU for a member to exit. The precise economic impact will depend on many factors, including the future trade arrangement between the U.K. and the rest of the EU.

   Industry Risks. Your Portfolio may invest significantly in certain industries. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   The relative weighting or composition of your Portfolio may change during the life of your Portfolio. Following the Initial Date of Deposit, the Sponsor intends to issue additional Units by depositing in your Portfolio additional securities in a manner consistent with the provisions described in the above section entitled "The Portfolio". As described in that section, it may not be possible to retain or continue to purchase one or more Securities in your Portfolio. In addition, due to certain limited circumstances described under "Portfolio Administration", the composition of the Securities in your Portfolio may change. Accordingly, the fluctuations in the relative weighting or composition of your Portfolio may result in concentrations (25% or more of a Portfolio's assets) in securities of a particular type, industry and/or geographic region described in this section.

   Industrials Issuers. The Portfolio invests significantly in industrials companies. General risks of industrials companies include the general state of the economy, intense competition, imposition of import controls, volatility in commodity prices, currency exchange rate fluctuation, consolidation, labor relations, domestic and international politics, excess capacity and consumer spending trends. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. Capital goods companies may also be significantly affected by overall capital spending and leverage levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, depletion of resources, government regulations, government contracts and e-commerce initiatives.

   Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers. Stocks of transportation companies are cyclical and can be significantly affected by economic changes, fuel prices and insurance costs. Transportation companies in certain countries may also be subject to significant government regulation and oversight, which may negatively impact their businesses.

   Utility Issuers. The Portfolio invests significantly in utility companies or in companies related to the utility or energy industries. Many utility companies, especially electric and gas and other energy related utility companies, are subject to various uncertainties, including:

     o    Risks of increases in fuel and other operating costs;

     o Restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations;

     o Regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer;

     o    Coping with the general effects of energy conservation;

     o Technological innovations which may render existing plants, equipment or products obsolete;

     o    The effects of unusual, unexpected or abnormal local weather;

     o Maturing markets and difficulty in expanding to new markets due to regulatory and other factors;

     o    The potential impact of natural or manmade disasters;

     o Difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions;

     o    The high cost of obtaining financing during periods of inflation;

     o Difficulties of the capital markets in absorbing utility debt and equity securities;

     o    Increased competition; and

     o    International politics.

   Any of these factors, or a combination of these factors, could affect the supply of or demand for energy, such as electricity or natural gas, or water, or the ability of the issuers to pay for such energy or water which could adversely affect the profitability of the issuers of the Securities and the performance of the Portfolio.

   Utility companies are subject to extensive regulation at the federal level in the United States, and many are regulated at the state level as well. The value of utility company stocks may decline because governmental regulation affecting the utilities industry can change. This regulation may prevent or delay the utility company from passing along cost increases to its customers, which could hinder the utility company's ability to meet its obligations to its suppliers and could lead to the taking of measures, including the acceleration of obligations or the institution of involuntary bankruptcy proceedings, by its creditors against such utility company. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price.

   Certain utility companies have experienced full or partial deregulation in recent years. These utility companies are frequently more similar to industrial companies in that they are subject to greater competition and have been permitted by regulators to diversify outside of their original geographic regions and their traditional lines of business. These opportunities may permit certain utility companies to earn more than their traditional regulated rates of return. Some companies, however, may be forced to defend their core business and may be less profitable. While regulated providers tend to have regulated returns, non-regulated providers' returns are not regulated and generally are more volatile. These developments have reduced stability of cash flows in those states with non-regulated providers and could impact the short-term earnings potential of some in this industry. These trends have also made shares of some utility companies less sensitive to interest rate changes but more sensitive to changes in revenue and earnings and caused them to reduce the ratio of their earnings they pay out as dividends.

   Certain utilities companies face risks associated with the operation of nuclear facilities for electric generation, including, among other considerations, litigation, the problems associated with the use of radioactive materials and the effects of natural or man-made disasters. In general, certain utility companies may face additional regulation and litigation regarding their power plant operations, increased costs from new or greater regulation of these operations, and expenses related to the purchase of emissions control equipment.

   Water Utility & Infrastructure Issuers. The Portfolio invests primarily in water utility and infrastructure stocks, including industrials companies. General problems of such issuers include the imposition of rate caps, increased competition due to deregulation, the difficulty in obtaining an adequate return on invested capital or in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, and the capital market's ability to absorb utility debt. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and water conservation may cause difficulties for water utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

   Smaller Capitalization Companies. Investing in stocks of small capitalization and mid capitalization (collectively "smaller cap") companies may involve greater risk than investing in stocks of larger capitalization companies, since they can be subject to more abrupt or erratic price movements. Many smaller cap companies will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of smaller cap companies is relatively higher than larger, older and more mature companies. This greater price volatility of smaller cap companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some smaller cap companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company's business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

   Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Portfolio or on the tax treatment of your Portfolio or of your investment in the Portfolio. In addition, litigation regarding any of the issuers of the Securities or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.

   Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. The market for certain investments may become less liquid or illiquid due to adverse changes in the conditions of a particular issuer or due to adverse market or economic conditions. In the absence of a liquid trading market for a particular security, the price at which such security may be sold to meet redemptions, as well as the value of the Units of your Portfolio, may be adversely affected. No one can guarantee that a liquid trading market will exist for any security.

   No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
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   General. Units are offered at the Public Offering Price which consists of the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 2.75% of the Public Offering Price per Unit (2.828% of the aggregate offering price of the Securities) at the time of purchase.

   The initial sales charge is the difference between the total sales charge amount (maximum of 2.75% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the fixed dollar creation and development fee (initially $0.275 per Unit). Depending on the Public Offering Price per Unit, you pay the initial sales charge at the time you buy Units. The deferred sales charge is fixed at $0.225 per Unit. Your Portfolio pays the deferred sales charge in installments as described in the "Fee Table." If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under "Expenses." The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as of the close of the initial offering period as described in the "Fee Table." If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. After the initial offering period the maximum sales charge will be reduced by 0.50%, reflecting the previous collection of the creation and development fee. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the "Fee Table" if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 2.75% of the Public Offering Price per Unit.

   The "Fee Table" shows the sales charge calculation at a $10 Public Offering Price per Unit. At a $10 Public Offering Price, there is no initial sales charge during the initial offering period. If the Public Offering Price exceeds $10 per Unit, you will pay an initial sales charge equal to the difference between the total sales charge and the sum of the remaining deferred sales charge and the creation and development fee. For example, if the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.385 (2.75% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.110, a deferred sales charge of $0.225 and the creation and development fee of $0.050. Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by your Portfolio. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.165 (2.75% of the Public Offering Price per Unit), which consists of an initial sales charge (credit) of -$0.110, a deferred sales charge of $0.225 and a creation and development fee of $0.050.

   The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   Reducing Your Sales Charge. The Sponsor offers ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount to be eligible for a reduced sales charge. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

   Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "fee based" charge ("Fee Based") is imposed ("Fee Accounts"). If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Fee Based charge (i.e., the Portfolio is "Fee Based Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee of $0.05 per Unit that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. Fee Based Eligible Units are not eligible for any sales charge discounts in addition to that which is described in this paragraph and under the "Fee Accounts" section found below.

   Employees. Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons) of Invesco Capital Markets, Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charge and creation and development fee are fixed dollar amounts per unit, your Portfolio must charge these amounts per unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolio. The initial price of the Securities upon deposit by the Sponsor was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", means any day on which the New York Stock Exchange is open for regular trading. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

   The value of portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, your Portfolio's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to your Portfolio.

   During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to your Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when your Portfolio pays these costs.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   Unit Sales Concessions. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period of 2.00% of the Public Offering Price per Unit.

   Volume Concession Based Upon Annual Sales. As described below, broker-dealers and other selling agents may in certain cases be eligible for an additional concession based upon their annual eligible sales of all Invesco fixed income and equity unit investment trusts. Eligible sales include all units of any Invesco unit investment trust underwritten or purchased directly from Invesco during a trust's initial offering period. For purposes of this concession, trusts designated as either "Invesco Unit Trusts, Taxable Income Series" or "Invesco Unit Trusts, Municipal Series" are fixed income trusts, and trusts designated as "Invesco Unit Trusts Series" are equity trusts. In addition to the regular concessions or agency commissions described above in "Unit Sales Concessions" all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Invesco unit investment trusts during the previous consecutive 12-month period through the end of the most recent month. The Volume Concession, as applicable to equity and fixed income trust units, is set forth in the following table:

                                 Volume Concession
                             --------------------------
      Total Sales            Equity Trust  Fixed Income
      (in millions)              Units     Trust Units
-------------------------------------------------------
$25 but less than $100           0.035%       0.035%
$100 but less than $150          0.050        0.050
$150 but less than $250          0.075        0.075
$250 but less than $1,000        0.100        0.100
$1,000 but less than $5,000      0.125        0.100
$5,000 but less than $7,500      0.150        0.100
$7,500 or more                   0.175        0.100

   Broker-dealers and other selling firms will not receive the Volume Concession on the sale of units purchased in Fee Accounts, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the Volume Concession table above. Secondary market sales of all unit investment trusts are excluded for purposes of the Volume Concession. Eligible dealer firms and other selling agents include clearing firms that place orders with Invesco and provide Invesco with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of the concessions or agency commissions from time to time. For a trust to be eligible for this additional compensation, the trust's prospectus must include disclosure related to this additional compensation.

   Additional Information. Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the applicable sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of the Portfolio and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolio and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under "Unit Distribution," any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to the Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934, as amended ("1934 Act").

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
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   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
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   As described above, Units may be available for purchase by investors in Fee Accounts where the Portfolio is Fee Based Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if the Portfolio is Fee Based Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge             0.00%
Deferred sales charge            0.00
                                 -----
      Transactional sales charge 0.00%
                                 =====
Creation and development fee     0.50%
                                 -----
      Total sales charge         0.50%
                                 =====

   You should consult the "Public Offering--Reducing Your Sales Charge" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the Portfolio. To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with one of the Fee Based CUSIP numbers set forth under "Essential Information," either Fee Based Cash for cash distributions or Fee Based Reinvest for the reinvestment of distributions in additional Units, if available. See "Rights of Unitholders--Reinvestment Option."

RIGHTS OF UNITHOLDERS
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   Distributions. Dividends and interest, net of expenses, and any net proceeds from the sale of Securities received by the Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Essential Information". Distributions made by the securities in your Portfolio include ordinary income, but may also include sources other than ordinary income such as returns of capital, loan proceeds, short-term capital gains and long-term capital gains (see "Taxation--Distributions"). In addition, the Portfolio will generally make required distributions at the end of each year because it is structured as a "regulated investment company" for federal tax purposes. Unitholders will also receive a final distribution of income when the Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally two business days after Units are ordered, or any shorter period as may be required by the applicable rules under the 1934 Act). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. See "Rights of Unitholders--Reinvestment Option".

   Dividends and interest received by the Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   Historical and Estimated Distributions. The historical annual income per Unit, and estimated initial distribution per Unit (if any), may be shown under "Essential Information." These figures are based on distribution data from the 12 month period preceding the Initial Date of Deposit. Generally, these figures are based upon several recently declared dividends or distributions within the preceding 12 month period, as well as interim and final dividends or distributions of foreign issuers (accounting for any foreign withholding taxes or additional declared distributions). With respect to domestic common stock issuers, these figures are typically based upon the most recent ordinary quarterly dividend, which is annualized. However, common stocks do not assure dividend payments and therefore the amount of future dividend income to your Portfolio is uncertain. The actual net annual distributions may decrease over time because a portion of the Securities included in your Portfolio will be sold to pay for the organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during your Portfolio's life. Dividend and income conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends/income paid or declared over several years or other periods may be used to calculate historical annual distributions. The actual net annual income distributions you receive will vary from the historical annual distribution amount due to changes in dividends and distribution amounts paid by the issuers; currency fluctuations; the sale of Securities to pay any deferred sales charge; Portfolio fees and expenses; and with changes in your Portfolio such as the acquisition, call, maturity or sale of Securities. Due to these and various other factors, actual income received by your Portfolio will most likely differ from the most recent dividends or scheduled income payments.

   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). The CUSIP numbers for either "Cash" distributions or "Reinvest" for the reinvestment of distributions are set forth under "Essential Information". Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company ("DTC") or purchase a Reinvest (or Fee Based Reinvest in the case of Fee Based Eligible Units held in Fee Accounts) CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 calendar days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash. Distributions will be taxable to Unitholders if paid in cash or automatically reinvested in additional Units. See "Taxation".

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.

   Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than two business days (or any shorter period as may be required by the applicable rules under the 1934 Act) following satisfactory tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are sold, the size of the Portfolio will be, and the diversity of the Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption.

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in the Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio (including costs associated with liquidating securities after the end of the initial offering period) and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price are not reduced by the estimated organization costs or the creation and development fee. For these purposes, the Trustee will determine the value of the Securities as described under "Public Offering--Unit Price".

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates (see "Rollover" below), you may be able to exchange your Units for units of other Invesco unit trusts. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. A rollover or exchange is a taxable event to you. We may discontinue this option at any time.

   Rollover. We may offer a subsequent series of the Portfolio, for a Rollover when the Portfolio terminates.

   On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series or
(2) receive a cash distribution.

   If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   We may make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategy or objective as the current Portfolio. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at DTC. Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by the Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
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   Portfolio Administration. The Portfolio is not a managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by the Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   The Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to the Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that the Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for the Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolio, the Sponsor or dealers participating in the offering of Units.

   Pursuant to an exemptive order, your Portfolio may be permitted to sell Securities to a new trust when it terminates if those Securities are included in the new trust. The exemption may enable your Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. The Portfolio will terminate on the Mandatory Termination Date specified under "Essential Information" or upon the sale or other disposition of the last Security held in the Portfolio. The Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). The Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If the Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee may begin to sell Securities in connection with the Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of the Portfolio's expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolio. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on the Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.


   Sponsor. Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of June 30, 2019, the total stockholders' equity of Invesco Capital Markets, Inc. was $93,716,910.81 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $1,197.8 billion as of June 30, 2019.


   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION
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   This section summarizes some of the principal U.S. federal income tax consequences of owning Units of the Portfolio. Tax laws and interpretations are subject to change, possibly with retroactive effect. This summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. In addition, this section does not describe your alternative minimum, state, local or foreign tax consequences of investing in the Portfolio.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in your Portfolio.

   Additional information related to taxes is contained in the Information Supplement. As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Portfolio Status. Your Portfolio intends to elect and to qualify annually as a "regulated investment company" ("RIC") under the federal tax laws. If your Portfolio qualifies under the tax law as a RIC and distributes its income in the manner and amounts required by the RIC tax requirements, the Portfolio generally will not pay federal income taxes. But there is no assurance that the distributions made by your Portfolio will eliminate all taxes for every year at the level of your Portfolio.

   Distributions. Portfolio distributions are generally taxable. After the end of each year, you will receive a tax statement reporting your Portfolio's distributions, including the amounts of ordinary income distributions and capital gains dividends. Your Portfolio may make taxable distributions to you even in periods during which the value of your Units has declined. Ordinary income distributions are generally taxed at your federal tax rate for ordinary income, however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed, under current federal law, at capital gains tax rates. Certain ordinary income dividends on Units that are attributable to qualifying dividends received by your Portfolio from certain corporations may be reported by the Portfolio as being eligible for the dividends received deduction for corporate Unitholders provided certain holding period requirements are met. Income from the Portfolio and gains on the sale of your Units may also be subject to a 3.8% federal tax imposed on net investment income if your adjusted gross income exceeds certain threshold amounts, which currently are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. In addition, your Portfolio may make distributions that represent a return of capital for tax purposes to the extent of the Unitholder's basis in the Units, and any additional amounts in excess of basis would be taxed as a capital gain. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat certain distributions made to you in January as if you had received them on December 31 of the previous year.

   A distribution paid by your Portfolio reduces the Portfolio's net asset value per Unit on the date paid by the amount of the distribution. Accordingly, a distribution paid shortly after a purchase of Units by a Unitholder would represent, in substance, a partial return of capital, however, it would be subject to income taxes.

   Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units from the amount you receive for the sale of the Units. Your initial tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

   Capital Gains and Losses and Certain Ordinary Income Dividends. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Portfolio and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.

   In certain circumstances, ordinary income dividends received by an individual Unitholder from a RIC such as your Portfolio may be taxed at the same federal rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualified dividend income received by the Portfolio itself. Qualified dividend income means dividends paid to the Portfolio (a) by domestic corporations, (b) by foreign corporations that are either (i) incorporated in a possession of the United States or (ii) are eligible for benefits under certain income tax treaties with the United States that include an exchange of information program, or (c) with respect to stock of a foreign corporation that is readily tradeable on an established securities market in the United States. Both the Portfolio and the Unitholder must meet certain holding period requirements to qualify Portfolio dividends for this treatment. Income derived from investments in derivatives, fixed-income securities, U.S. real estate investment trusts, passive foreign investment companies, and income received "in lieu of" dividends in a securities lending transactions generally is not eligible for treatment as qualified dividend income. If the qualified dividend income received by the Portfolio is equal to 95% (or a greater percentage) of the Portfolio's gross income (exclusive of net capital gain) in any taxable year, all of the ordinary income dividends paid by the Portfolio will be qualified dividend income. Your Portfolio will provide notice to its Unitholders of the amount of any distribution which may be taken into account as qualified dividend income which is eligible for capital gains tax rates. There is no requirement that tax consequences be taken into account in administering your Portfolio.

   In Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in kind distribution of Portfolio securities when you redeem your Units. In general, this distribution will be treated as a sale for federal income tax purposes and you will recognize gain or loss, based on the value at that time of the securities and the amount of cash received, and subject to certain limitations on the deductibility of losses under the tax law.

   Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it would generally be considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss realized on a sale or exchange will be disallowed to the extent that Units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of Units or to the extent that the Unitholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. The deductibility of capital losses is subject to other limitations in the tax law.

   Deductibility of Portfolio Expenses. Expenses incurred and deducted by your Portfolio will generally not be treated as taxable income to you. In certain cases if your Portfolio is not considered "publicly offered" under the Code, each U.S. Unitholder that is either an individual, trust or estate will be treated as having received a taxable distribution from the Portfolio in the amount of that U.S. Unitholder's allocable share of certain of the Portfolio's expenses for the calendar year, and these fees and expenses will be treated as miscellaneous itemized deductions of those U.S. Unitholders. The deductibility of expenses that are characterized as miscellaneous itemized deductions, which include investment expenses, is suspended for tax years beginning prior to January 1, 2026.

   Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), generally, subject to applicable tax treaties, distributions to you from your Portfolio will be characterized as dividends for federal income tax purposes (other than dividends that your Portfolio reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. You may be eligible under certain income tax treaties for a reduction in withholding rates. However, distributions received by a foreign investor from your Portfolio that are properly reported by the trust as capital gain dividends, interest-related dividends paid by the Portfolio from its qualified net interest income from U.S. sources and short-term capital gain dividends, may not be subject to U.S. federal income taxes, including withholding taxes, provided that your Portfolio makes certain elections and certain other conditions are met.

   The Foreign Account Tax Compliance Act ("FATCA"). A 30% withholding tax on your Portfolio's distributions generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA may apply. Under existing regulations, FATCA withholding on gross proceeds from the sale of Units and capital gain distributions from your Portfolio took effect on January 1, 2019; however, recently proposed U.S. tax regulations eliminate FATCA withholding on such types of payments. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. Your Portfolio will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

   Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. If more than 50% of the value of the Portfolio's total assets at the end of a fiscal year is invested in foreign securities, the Portfolio may elect to "pass-through" to the Unitholders the amount of foreign income tax paid by the Portfolio in lieu of deducting such amount in determining its investment company taxable income. In such a case, Unitholders will be required (i) to include in gross income, even though not actually received, their respective pro rata shares of the foreign income tax paid by the Portfolio that are attributable to any distributions they receive; and (ii) either to deduct their pro rata share of foreign tax in computing their taxable income or to use it (subject to various limitations) as a foreign tax credit against federal income tax (but not both). No deduction for foreign tax may be claimed by a non-corporate Unitholder who does not itemize deductions or who is subject to the alternative minimum tax. Unitholders may be unable to claim a credit for the full amount of their proportionate shares of the foreign income tax paid by the Portfolio due to certain limitations that may apply. The Portfolio reserves the right not to pass-through to its Unitholders the amount of foreign income taxes paid by the Portfolio.

   Backup Withholding. By law, your Portfolio must withhold as backup withholding a percentage (currently 24%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs your Portfolio to do so.

   Investors should consult their advisors concerning the federal, state, local and foreign tax consequences of investing in the Portfolio.


PORTFOLIO OPERATING EXPENSES
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   General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   Trustee's Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Invesco unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. The Portfolio will pay a license fee to SNGI for use of certain trademarks and other property. The Portfolio may pay the expenses of updating its registration statement each year.

OTHER MATTERS
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   Legal Opinions. The legality of the Units offered hereby has been passed upon by Morgan, Lewis & Bockius LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.


   Independent Registered Public Accounting Firm. The statement of condition and the related portfolio included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This prospectus does not contain all the information set forth in the registration statements filed by your Portfolio with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-2754). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.


TABLE OF CONTENTS
---------------------------------------------
   Title                                 Page
   -----                                 ----

   Global Water Portfolio                   2
   Notes to Portfolio                       6
   Report of Independent Registered
     Public Accounting Firm                 7
   Statement of Condition                   8
   The Portfolio                          A-1
   Objective and Securities Selection     A-2
   Risk Factors                           A-2
   Public Offering                        A-8
   Retirement Accounts                   A-12
   Fee Accounts                          A-13
   Rights of Unitholders                 A-13
   Portfolio Administration              A-16
   Taxation                              A-18
   Portfolio Operating Expenses          A-21
   Other Matters                         A-22
   Additional Information                A-23


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When Units of the Portfolio are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.



                                                                    U-EMSPRO1997

                                   PROSPECTUS
                              --------------------
                               September 12, 2019


                         Global Water Portfolio 2019-3





              Please retain this prospectus for future reference.


INVESCO


                             Information Supplement



Global Water Portfolio 2019-3

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     This Information Supplement provides additional information concerning the risks and operations of the Portfolio which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference). It does not include all of the information that you should consider before investing in the Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor's unit investment trust division at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515-5456, or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.


                               Table of Contents

                                                       Page
              Risk Factors                                2
              Sponsor Information                         5
              Trustee Information                         6
              Taxation                                    6
              Portfolio Termination                       8



INVESCO


RISK FACTORS

   Price Volatility. Because the Portfolio invests in stocks of foreign companies, you should understand the risks of investing in stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in the Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of the Portfolio will be positive over any period of time. Because the Portfolio is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments.

   Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

   Foreign Stocks. Because the Portfolio invests in foreign stocks, the Portfolio involves additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

   Foreign Currencies. The Portfolio also involves the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.

   Utility Issuers. Your Portfolio invests significantly in utility and related companies. An investment in Units of the Portfolio should be made with an understanding of the characteristics of the public utility industry and the risks which such an investment may entail. General problems of the public utility industry include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental, nuclear safety and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer, and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be timely or adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Accordingly, a decline in demand for products or technologies or from such customers could have a material adverse impact on issuers of the Securities.

   Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment. Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation with their customers, on the one hand, or suppliers, on the other. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price. Certain utility companies have experienced full or partial deregulation in recent years. These utility companies are frequently more similar to industrial companies in that they are subject to greater competition and have been permitted by regulators to diversify outside of their original geographic regions and their traditional lines of business. These opportunities may permit certain utility companies to earn more than their traditional regulated rates of return. Some companies, however, may be forced to defend their core business and may be less profitable.

   Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to obtain financing, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.

   In view of the uncertainties discussed above, there can be no assurance that any utility company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.

   Other general problems of the electric, gas and water utility industries (including state and local joint action power agencies) include rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy and environmental conservation efforts. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments and the value of such Securities on redemption of your Units.

   Water Utility & Infrastructure Issuers. Your Portfolio invests primarily in water utility and infrastructure stocks. General problems of such issuers include the imposition of rate caps, increased competition due to deregulation, the difficulty in obtaining an adequate return on invested capital or in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, and the capital market's ability to absorb utility debt. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and water conservation may cause difficulties for water utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

   Today, the water industry represents the third largest industry in the world behind oil and electricity. The water industry is comprised of many companies that provide products and services geared toward the collection, conveyance, treatment and monitoring/analysis of water and wastewater for multiple purposes. Water is by far the most stable of all commodities due to the constant demand and uninterrupted supply. In the developing world, dirty water is a major health problem. In developed countries, demand is ever-increasing while water infrastructure is falling apart. The fact is, clean and cheap water is no longer something we can take for granted.

   The ever-increasing population and demands from industrial output continue to strain the aging water infrastructure. This has placed pressure on governments to rehabilitate their water infrastructure systems and raise the standards for quality and enforcement. There are approximately 54,000 community water systems in the United States serving roughly 300 million people. The majority of the population is being served by government-owned water systems. The bulk of these systems tend to be small (serving less than 3,300 customers) and typically do not have the capital resources to meet the challenge of maintaining the system as well as making necessary improvements. The current environment may provide an opportunity for privately owned utilities, which together currently serve only a small percentage of the population, to acquire these smaller systems for prices that provide a very high return on invested capital and allow for significant economies of scale.

   Liquidity. Whether or not the stocks in the Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

   Additional Units. The Sponsor may create additional Units of the Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage or acquisition fees.

   Voting. Only the Trustee may sell or vote the stocks in the Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

SPONSOR INFORMATION


   Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of June 30, 2019, the total stockholders' equity of Invesco Capital Markets, Inc. was $93,716,910.81 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $1,197.8 billion as of June 30, 2019. (This paragraph relates only to the Sponsor and not to your Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).


   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

   The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolio.

   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Portfolio. Such records shall include the name and address of, and the number of Units of the Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Portfolio.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

   Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TAXATION

   The prospectus contains a discussion of certain U.S. federal income tax issues concerning the Portfolio and the purchase, ownership and disposition of Portfolio Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Portfolio Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

   The federal income tax summary below and in the prospectus is based in part on the advice of counsel to the Portfolio. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be held by the Portfolio.

   The Portfolio intends to elect and to qualify annually as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code") and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders.

   To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, the Portfolio must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from qualified publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Portfolio's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Portfolio's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Portfolio controls (by owning 20% or more of the issuer's outstanding voting securities) and which are engaged in the same, similar or related trades or businesses, or the securities of qualified publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income, if any, each taxable year.

   As a regulated investment company, the Portfolio generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. The Portfolio intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If the Portfolio retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, the Portfolio distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed or taxed during those years. To prevent application of the excise tax, the Portfolio intends to make its distributions in accordance with the calendar year distribution requirement. Further, if the Portfolio retains any net capital gain, the Portfolio may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Portfolio against their federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Portfolio in October, November or December with a record date in such a month and paid by the Portfolio during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. There is no assurance that distributions made by your Portfolio will be sufficient to eliminate all taxes on the Portfolio for all periods. Your Portfolio may make taxable distributions to you even during periods in which the value of your Units has declined.

   If the Portfolio failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Portfolio would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxable to Unitholders as ordinary dividend income.

   Your Portfolio may be required to withhold as backup withholding federal income tax at the backup withholding rate on all taxable distributions payable to you if you fail to provide your correct taxpayer identification number or to make required certifications, or if the IRS indicates that you are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against your federal income tax liability if you provide the required information or certification.

   If your Portfolio is treated as holding directly or indirectly 10 percent or more of the combined value or voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a "controlled foreign corporation" (a "CFC") for U.S. federal income tax purposes. In such circumstances, your Portfolio will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the Portfolio's taxable income whether or not such income is distributed.

   If your Portfolio holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Portfolio could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. Your Portfolio will not be able to pass through to its Unitholders any credit or deduction for such taxes. Your Portfolio may be able to make an election that could ameliorate these adverse tax consequences. In this case, your Portfolio would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, your Portfolio might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

PORTFOLIO TERMINATION

   The Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by the Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). The Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If the Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

   Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolio. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of the Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

   The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Portfolio pursuant to the Rollover Option. There is, however, no assurance that units of any new series of the Portfolio will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.


                                                                    U-EMSSUP1997




                       CONTENTS OF REGISTRATION STATEMENT

   This Amendment of the Registration Statement comprises the following papers and documents:

             The Facing Sheet of Form S-6.
             The Prospectus.
             The Undertaking to File Reports.
             The Signatures.
             The Written Consents of Legal Counsel, Initial Evaluator and
                Independent Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1281 (File No. 333-184518) dated December 6, 2012.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

   1.2.1 Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012.

     1.3 By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered.

     3.3  Opinion of Counsel as to the Trustee and the Trust.

     4.1  Consent of Initial Evaluator.

     4.2  Consent of Independent Registered Public Accounting Firm.

     6.1  List of Officers and Directors of the Depositor. Reference is made to
          Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1989 (File No. 333-232131) dated August 13, 2019.

     7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012, and Invesco Unit Trusts, Series 1520 (File No. 333-201408) dated March 12, 2015.

                          Undertaking to File Reports

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

   The Registrant, Invesco Unit Trusts, Series 1997, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; Invesco Unit Trusts, Taxable Income Series 466; Van Kampen Unit Trusts, Series 427, Series 450, Series 855, Series 894, Series 995, Series 1069, Series 1079, Series 1129, Series 1135, Series 1178, Series 1179, Series 1190, Series 1194, Series 1195, Series 1201, Series 1203, Series 1205, and Series 1384; Invesco Unit Trusts, Series 849, Series 1504, Series 1568, Series 1571, Series 1635, Series 1658 and Series 1775 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Series 1997, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 12th day of September, 2019.

                                                INVESCO UNIT TRUSTS, SERIES 1997

                                 BY: INVESCO CAPITAL MARKETS, INC., as Depositor

                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                                  Vice President


   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on September 12, 2019, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

         SIGNATURE                            TITLE

Steven Massoni                           Director and Co-President

M. Kevin Cronin                          Director and Co-President

Mark W. Gregson                          Chief Financial Officer


                                                         By: /s/ JOHN F. TIERNEY
                                                        ------------------------
                                                             (Attorney-in-fact*)

------------------
* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.